Form 51-102F3

Material Change Report

PART 1

NAME AND ADDRESS OF COMPANY

MAG Silver Corp.
Suite 770 - 800 West Pender
Vancouver, BC  V6C 2V6 Canada

PART 2

DATE OF MATERIAL CHANGE

May 18, 2010

PART 3

NEWS RELEASE

MAG Silver Corp. (the “Company”) issued a news release dated May 18, 2010 (the “News Release”) relating to the material change.  The News Release, a copy of which is attached to this report, was distributed through Marketwire and filed with the applicable securities regulatory authorities.

PART 4

SUMMARY OF MATERIAL CHANGE

On May 18, 2010, the Company completed its previously announced bought deal financing and issued 4,603,500 common shares at C$7.65 per share, for aggregate gross proceeds of C$35,216,775.

PART 5

FULL DESCRIPTION OF MATERIAL CHANGE

On May 18, 2010, the Company completed its previously announced bought deal financing and issued 4,603,500 common shares, including 418,500 common shares issued on exercise of the over-allotment option, at C$7.65 per share, for aggregate gross proceeds of C$35,216,775.  The offering was conducted by a syndicate of underwriters, including BMO Nesbitt Burns Inc., Macquarie Capital Markets Canada Ltd., Canaccord Genuity Corp. and Raymond James Ltd.

The common shares were offered in each of the provinces of Canada, other than Québec, by way of a short-form prospectus, and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

The net proceeds of the offering will be used by the Company to fund exploration and development of the Juanicipio project and the Cinco de Mayo property, to fund exploration on the Lagartos property and other Mexican properties, as well as for general corporate purposes.

PART 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

PART 7

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

PART 8

EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis

President and Chief Executive Officer

Telephone: (604) 630-1399

Facsimile: (604) 681-0894

PART 9

DATE OF REPORT

May 18, 2010

SCHEDULE “A”

#770 -800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1999 F: 604-681-0894

MAG Silver Corp.                                                                                                                                                                                                     May 18, 2010

For Immediate Release                                                                                                                                                                                                NR#10-08

MAG SILVER COMPLETES $35.2 MILLION
COMMON SHARE OFFERING

Vancouver, B.C – MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“Company”) announces that it has completed its previously announced bought deal financing and has issued 4,603,500 common shares, including 418,500 common shares issued on exercise of the over-allotment option, at C$7.65 per share, for gross proceeds of approximately C$35.2 million (the “Offering”). The Offering was conducted by a syndicate of underwriters, led by BMO Nesbitt Burns Inc., Macquarie Capital Markets Canada Ltd., Canaccord Genuity Corp. and Raymond James Ltd. (collectively, the “Underwriters”).

The common shares were offered in each of the provinces of Canada, other than Quebec, by way of a short-form prospectus, and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

A commission of 5.0% on gross proceeds will be paid to the underwriters.  The net of proceeds of the offering will be used by the Company to fund exploration and development of the Juanicipio project and the Cinco de Mayo property, to fund exploration on the Lagartos property and other Mexican properties, as well as for general corporate purposes.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

President and CEO

For further information, please contact:

Gordon Neal

VP Corp. Development

Phone: (604) 630-1399

Toll-Free: (866) 630-1399

Email : info@magsilver.com

Fax : (604) 681-0894

Neither the Toronto Stock Exchange nor the New York Stock Exchange Amex has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html .